June 15, 2026

Ilan Hadar
Chief Executive Officer
Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606

        Re: Silexion Therapeutics Corp
            Registration Statement on Form S-3
            Filed June 12, 2026
            File No. 333-296739
Dear Ilan Hadar:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jason Drory at 202-551-8342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Gary Emmanuel